Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 7 DATED FEBRUARY 21, 2012
TO THE PROSPECTUS DATED OCTOBER 7, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated October 7, 2011, as supplemented by supplement no. 1 dated October 7, 2011 and supplement no. 6 dated January 6, 2012. As used herein, the terms "we," "our" and "us" refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our "Operating Partnership," and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the probable acquisition of three office buildings totaling 522,043 rentable square feet in Plano, Texas.
Probable Real Estate Investment
Town Center
On February 15, 2012, we, through an indirect wholly owned subsidiary, entered into a contract of sale to purchase three office buildings totaling 522,043 rentable square feet located on approximately 10.3 acres of land in Plano, Texas (“Town Center”).  The sellers are not affiliated with us or our advisor.  The purchase price of Town Center is approximately $113.0 million plus closing costs.  We intend to fund the purchase of Town Center with proceeds from a bridge loan from an unaffiliated lender and proceeds from this offering.  We are currently negotiating the terms of the bridge loan. Pursuant to the contract of sale, we would be obligated to purchase Town Center only after satisfaction of agreed upon closing conditions.  There can be no assurance that we will complete the acquisition.  In some circumstances, if we fail to complete the acquisition, we may forfeit up to $1.5 million of earnest money.
The three office buildings of Town Center were built in 2001, 2002 and 2006, respectively, and, as of February 15, 2012, were 91% leased to 49 tenants.  The current aggregate annual effective base rent for the tenants of Town Center is approximately $9.2 million, which is calculated as the annualized contractual base rental income (excluding rental abatements) divided by leased square feet. The current weighted-average remaining lease term for the tenants of Town Center is approximately 4.8 years and the current weighted-average rental rate over the remaining lease term is $25.44 per square foot. Currently, Town Center has no tenants that account for more than 10% of its total rentable square feet. A wide variety of industries are represented in Town Center including computer systems design and programming, insurance and health care. Included in the occupancy information is a tenant lease encompassing 46,972 rentable square feet, which expires on February 29, 2012, and a tenant lease encompassing 38,393 rentable square feet, which expires on July 31, 2012. These tenants have notified the sellers that they will not renew their leases.
The average occupancy rate for Town Center during each of the last five years was as follows:

Year	Average Occupancy Rate
2007	59.1%
2008	64.7%
2009	74.7%
2010	83.8%
2011	90.9%

The average effective annual rental rate per square foot for each of the last five years for Town Center was as follows:

Year	Average Effective Annual Rental Rate per Square Foot (1)
2007	$18.84
2008	19.45
2009	21.52
2010	21.77
2011	19.72	(2)
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(1) Average effective annual rental rate per square foot is calculated as the annualized contractual base rental income for the year, net of free rent, divided by the average leased square feet.
(2) During 2011, several tenants were under the rental abatement period of their respective leases, which resulted in a decrease to the average effective annual rental rate per square foot.
The table below sets forth a schedule for expiring leases for Town Center by square footage and by annualized effective base rent as of February 1, 2012:

Year	Number of Expiring Leases	Annualized Effective Base Rent (in thousands)		% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Property Rentable Square Feet Expiring
2012	6	$2,305		25%	93,753	20%
2013	5	466		5%	18,344	4%
2014	8	1,549		17%	61,685	13%
2015	5	713		8%	30,042	6%
2016	8	1,735		19%	70,777	15%
2017	5	573	(1)	6%	31,553	7%
2018	2	162		2%	6,425	1%
2019	3	1,653		18%	75,457	16%
2020	—	—		—	—	—
2021	1	—	(1)	—	11,380	2%
Thereafter	6	—	(1)	—	77,257	16%
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(1) As of February 1, 2012, several of the tenants were under the rental abatement period of their respective leases, the weighted-average remaining life of which was 7.3 months. The aggregate annual effective base rent excluding the tenant concessions for these leases was $2.2 million.
We believe that Town Center is suitable for its intended purpose and will be adequately insured at acquisition. If we acquire Town Center, we do not intend to make significant renovations or improvements. For federal income tax purposes, the cost of Town Center, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

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